State Street Master Funds
State Street Institutional Investment Trust
P.O. Box 5049
Boston, Massachusetts 02206

Via EDGAR Correspondence

July 1, 2010

Ms. Christina Diangelo
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
State Street Master Funds (the “Master Trust”), SEC File No. 811-09599 and State Street Institutional Investment Trust (the “Feeder Trust” and collectively, the “Trusts”), SEC File No. 333-30810 and 811-09819, Comments Pursuant to Review of the Trusts’ Filings on EDGAR (the “Filings”)

Dear Ms. Diangelo:

We are writing in response to comments you provided telephonically to David James and Brian Poole on Tuesday, May 25, 2010 and follow-up comments you provided by e-mail on June 21, 2010 with respect to the Filings, pursuant to Securities and Exchange Commission (“SEC”) review mandated by the Sarbanes-Oxley Act of 2002.  The Filings were filed with the SEC at various times, on various mandated Forms, on behalf of the Trusts and their various series (the “Funds”).  On behalf of the Trusts, we have set out below the SEC staff’s comments on the Filings, along with our responses.

1.           Comment:  Form N-SAR [both Trusts]:  The “Report of Independent Registered Public Accounting Firm” that accompanies the filing for each Trust has omitted the city and state of domicile of the accounting firm, as required by Form N-SAR.  Going forward, please include this information in the report.

Response:  The accounting firm has advised the Trusts that these omissions were inadvertent and that future filings will include all information as required by Form N-SAR.

2.           Comment:  Form N-SAR and Form N-CSR [Master Trust]:  The “Report of Independent Registered Public Accounting Firm” that accompanies the Trust’s N-SAR filing is dated February 19, 2010, but the audit opinion provided by the accounting firm filed as part of the Trust’s Form N-CSR filing is dated February 23, 2010.  Please explain the discrepancy in the dates of these letters.

Response:  The accounting firm has advised the Trust that both documents originally were dated February 19, 2010, on which date all audit work for the Trust was complete.  The accounting firm revised the date of the audit opinion to February 23, 2010 in response to a change to the intended date of distribution of the financial statements.  The accounting firm intended to revise the date of the report filed as part of Form N-SAR to conform to the date of the audit opinion, but the revision was inadvertently not made.  The accounting firm has advised the Trust that in the future, the dates of the two documents will be the same.

3.           Comment:  Form N-Q [Feeder Trust]:  For each Fund of the Feeder Trust, the SEC requests that the Trust include a statement that each Fund is a feeder fund and invests substantially all of its assets in a master fund, whose schedule of investments follows.

Response:  The Trust has implemented this change beginning with the Form N-Q for the Feeder Trust for the period ended March 31, 2010, filed on May 27, 2010.

4.           Comment:  Form N-PX [both Trusts]:  The SEC notes that the Trusts have omitted information for Funds of each Trust that have effective registration statements but have not commenced operations, and that while omission of information for such funds is permitted in other filings, Form N-PX requires that all Funds be included in Form N-PX filings and that Funds that have not commenced operations should be noted as such.  Additionally, the June 30, 2009 Form N-PX for the Feeder Trust contained the following disclosure:

The State Street Institutional Limited Duration Bond Fund (“Bond Fund”) invests all of its investable assets in the State Street Limited Duration Bond Portfolio (“Bond Portfolio”) of the Master Trust.  There were no matters relating to the Bond Portfolio considered at any shareholder meeting held during the period covered by this report with respect to which the Bond Fund was entitled to vote.   The Bond Portfolio did not hold any securities for which it voted a proxy during the reporting period.

Was the Bond Fund active during the period ended June 30, 2009?

Response:  The Bond Fund was not active during the period ended June 30, 2009 and going forward, the Trusts’ N-PX filings will list all effective Funds and note which Funds have not commenced operations.

5.           Comment:  Form N-SAR [Feeder Trust: State Street Institutional Tax Free Money Market Fund (“Tax Free Fund”) and State Street Institutional Treasury Money Market Fund (“Treasury Fund”)]:  Item 74W requires that each Fund list its net asset value (“NAV”) to four decimal places.  The responses for the Tax Free Fund and Treasury Fund list each Fund’s NAV as “$1.00” and the SEC requests confirmation that each Fund’s NAV was not rounded in the N-SAR filing for the period ended December 31, 2009.

Response:  The Trust confirms that the NAV for each Fund was $1.0000 (both amortized and market value) as of December 31, 2009.

6.           Comment:  Series and Class EDGAR Identifiers [Feeder Trust: State Street Institutional Liquid Reserves Fund (“ILR Fund”), State Street U.S. Government Money Market Fund (“U.S. Government Fund”) and Tax Free Fund]:  In addition to the three effective classes of shares of ILR Fund, U.S. Government Fund and Tax Free Fund, the SEC Series and Class identifiers available on EDGAR show an apparent fourth class for each Fund, which is listed as the name of the respective Fund.  Please confirm that these Funds do not have a fourth class and delete the additional Class identifiers, if necessary.

Response:  We confirm that each of ILR Fund, U.S. Government Fund and Tax Free Fund has only three classes of shares. Each Fund originally was filed on EDGAR as a “single class” Fund.  Filing history, if any, prior to each Fund introducing multiple classes of shares was intended to run with each Fund’s Institutional Class, but these extra Class identifiers were inadvertently retained.  The Feeder Trust will ensure that any related filing history is properly accounted for under each Fund’s Institutional Class and, if possible, will delete the extraneous Class identifiers.

7.           Comment:  Prospectuses [Feeder Trust: State Street Institutional Short-Term Tax Exempt Bond Fund (“Short-Term Bond Fund”), U.S. Government Fund and State Street Institutional Treasury Plus Money Market Fund (“Treasury Plus Fund”)]:  The expense example included in the prospectus for each of Short-Term Bond Fund, U.S. Government Fund and Treasury Plus Fund states that the effect of each Fund’s contractual expense limitation agreement is shown for the one-year period, but it appears that the effects of each Fund’s agreement have been applied to all of the examples.  Please review the calculation of the expense example of each Fund and revise if necessary.

Response:  The expense example table for each Fund has been revised so the effect of each Fund’s contractual expense limitation is only reflected in the one-year example.  The prospectus for each Fund has been supplemented to reflect the revised expense example.  All necessary supplements were filed via EDGAR on June 2, 2010.

8.           Comment:  Prospectus [Feeder Trust: Short-Term Bond Fund]:  A footnote to Short-Term Bond Fund’s Fee Table states that expenses have been adjusted to reflect current fees and expenses. Please provide an explanation of the adjustment.

Response:  The adjustment reflects an increase in “other expenses” due to the discontinuance of the voluntary expense limitation arrangements previously in place for the master fund in which Short-Term Bond Fund invests.

9.           Comment:  Prospectuses [Feeder Trust: ILR Fund and Tax Free Fund]:  The audited expense ratio contained in the financial statements for each of ILR Fund and Tax Free Fund differed from the amounts contained in each Fund’s Fee Table.  Please provide an explanation for the differences in fee amounts for each Fund.

Response:  Each of ILR Fund and Tax Free Fund participated in the U.S. Treasury Department’s Temporary Guarantee Program (the “Program”) and paid fees for participation in the Program that each Fund has classified as an extraordinary expense.  Those fees properly were reflected in total expenses as reported in each Fund’s financial statements, but each Fund excluded the amount of Program fees from the amount shown in its Fee Table.

10.           Comment:  Form N-CSR [Feeder Trust: State Street Equity 500 Index Fund (“Equity 500 Fund”)]:  The “Growth of a $10,000 Investment” line graph and total returns table for Equity 500 Fund omits part of the required statement that the graph and table do not reflect taxes on distributions or sales of shares.  Please include this disclosure going forward.

Response:  Upon review of the N-CSR filing for Equity 500 Fund, we determined that the following language was included in footnote (a) accompanying the line graph and table: “The graph and table above do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of shares.”  We note that State Street Equity 500 Index Portfolio (the “Equity 500 Portfolio”), the master fund in which the Equity 500 Fund invests, does include an abbreviated form of this statement in its footnote (a): “The graph and table above do not reflect the deduction of taxes.”  Because the interestholders of Equity 500 Portfolio, including Equity 500 Fund, do not incur tax liabilities on their investments in the master fund and any tax liability is borne by shareholders in feeder funds, Equity 500 Portfolio’s disclosure omits specific reference to distributions and redemptions.

11.           Comment: Form N-CSR [Feeder Trust: Equity 500 Fund]:  The “Growth of a $10,000 Investment” line graph for Equity 500 Fund shows the performance for the Fund’s Administrative Shares class.  Going forward, please include a statement that returns for other classes of shares would differ due to differences in each class’s expense structure.

Response: We will include this statement in future Form N-CSR filings.

12.           Comment: Form N-CSR [both Trusts]:  The footnotes that follow the Expense Example for each Fund include a statement that “The dollar amounts shown as ‘Expenses Paid’ are equal to the annualized average weighted expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent six month period, then divided by the number of days in the most recent 12 month period.”  The SEC requires this concept to be presented in numerical terms in the disclosure, not described as is done here.  Going forward, please express this concept using “xxx/365” instead of references to the most recent six and 12 month periods.

Response: We will use this format in future Form N-CSR filings.

13.           Comment: Form N-CSR and Prospectus [Master Trust: State Street Tax Free Money Market Portfolio (the “Tax Free Portfolio”) and Feeder Trust: the Tax Free Fund]:  The Schedule of Investments for Tax Free Portfolio, the master fund in which Tax Free Fund invests, shows an investment in the Dreyfus Tax Exempt Cash Management Fund equal to approximately 14.6% of Tax Free Portfolio’s assets.  Please explain why expenses associated with this investment were not disclosed as Acquired Fund Fees and Expenses in the Fee Table for Tax Free Fund.

Response: Instruction 3(f)(i) to Item 3 of Form N-1A specifically excludes feeder funds in a master/feeder arrangement from separating out Acquired Fund Fees and Expenses in their Fee Tables.  As Tax Free Fund is a feeder fund of Tax Free Portfolio, there is no requirement for Tax Free Fund to report separately Acquired Fund Fees and Expenses; however, the Fund’s proportionate share of Tax Free Portfolio’s investment in the Dreyfus fund is reflected in total expenses.  We understand that some feeder funds have voluntarily chosen separately to report Acquired Fund Fees and Expenses in their Fee Tables, but such disclosure is not required by Form N-1A and Tax Free Fund has not elected separately to report this information.  Also note that General Instruction B.2.(b) to Form N-1A exempts Tax Free Portfolio from responding to Item 3 in its registration statement.

The Feeder Trust did review the SEC’s frequently asked questions you provided (http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm).  This FAQ was published by the SEC on May 23, 2007.  Since May 23, 2007, the SEC has updated Form N-1A a couple of times with the most current version dated February 2010.  The Feeder Trust believes that if the SEC had intended its 2007 FAQ guidance on acquired funds fees and expenses to apply to the master-feeder structure, it would have amended Form N-1A accordingly.  The Feeder Trust prepared its fee table in accordance with Item 3 and Instruction 3(f)(i) to current February 2010 Form N-1A, which is more current than the FAQ, and is satisfied that it is in compliance with applicable securities laws regarding its disclosure requirements of a master-feeder structure.

14.           Comment: Form N-CSR [Feeder Trust: Short-Term Bond Fund]:  The Statement of Operations for Short-Term Bond Fund shows “Other Expenses” that total nearly 16% of the Fund’s total expenses.  Since Regulation S-X requires separate reporting of any expense that amounts to 5% or more of a fund’s total expenses, please confirm if any single expense contained in “Other Expenses” for Short-Term Bond Fund met this threshold.

Response: Printing expenses that totaled approximately 15% of Short-Term Bond Fund’s expenses were erroneously included in the figure for “Other Expenses” and should have been reported separately, with “Other Expenses” amounting to approximately 1% of total expenses.  This expense item will be reported properly in future Form N-CSR filings for Short-Term Bond Fund.

15.           Comment: Form N-CSR [Feeder Trust: ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund]:  The Report of the Independent Registered Public Accounting Firm was addressed only to the Board of Trustees of the Feeder Trust and not also to the Shareholders of the Trust. Was there a reason for this?

Response: The accounting firm has advised the Trust that the opinion was intended to be addressed to both the Board of Trustees and Shareholders of the Feeder Trust and that the omission was inadvertent. Future opinions will be addressed to both the Board of Trustees and Shareholders of the Trust.

You requested that the Trusts make certain representations concerning the Filings and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ David James
David James
Secretary

EXHIBIT

July 1, 2010

Ms. Christina Diangelo
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
State Street Master Funds (the “Master Trust”), SEC File No. 811-09599 and State Street Institutional Investment Trust (the “Feeder Trust” and collectively, the “Trusts”), SEC File No. 333-30810 and 811-09819, Comments Pursuant to Review of the Trusts’ Filings on EDGAR (the “Filings”)

Dear Ms. Diangelo:

In connection with a response being made on behalf of the Trusts to comments you provided with respect to the Filings, the Trusts hereby acknowledge that:

•	the Trusts are responsible for the adequacy and the accuracy of the disclosure in the Filings;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filings; and

•	the Trusts may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

We hope that the foregoing is responsive to your request made on May 25, 2010.  Please do not hesitate to contact the undersigned at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James
Secretary